UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-35924

Aretec Group, Inc.

(formerly known as RCS Capital Corporation)

(Exact name of registrant as specified in its charter)

245 Park Ave., 39th Floor, New York, NY 10167

(212) 672-1602

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, Par Value $0.001

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4 (a) (1)	☒

Rule 12g-4 (a) (2)	☐

Rule 12h-3 (b) (1)(i)	☒

Rule 12h-3 (b) (1)(ii)	☐

Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0*

*Pursuant to the Fourth Amended Joint Plan of Reorganization for RCS Capital Corporation and its Affiliated Debtors under Chapter 11 of the Bankruptcy Code (the “Plan”), which was confirmed by an order, entered May 19, 2016, by the United States Bankruptcy Court for the District of Delaware, all previously-issued common stock of RCS Capital Corporation (now known as Aretec Group, Inc.) was discharged, cancelled and extinguished as of the May 23, 2016 effective date of the Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, Aretec Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 26, 2016	By:	/s/ David Orlofsky
	Name:	David Orlofsky
	Title:	Chief Restructuring Officer and Interim Chief Financial Officer